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August 29, 2001


Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC 20549


	Re:	Proposed Merger of Allied Riser Communications
		Corporation and Cogent Communications Group, Inc.

Ladies and Gentlemen:

	On behalf of Allied Riser Communications Corporation, a Delaware corporation, we are hereby filing pursuant to Rule 425(a) of the Securities Act of 1933, the following documents regarding the contemplated acquisition:

         (a) Press Release dated August 29, 2001.


						Yours Truly,

						/s/ Michael Carper

						Michael Carper




























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		 Filed by Allied Riser Communications Corporation
		 Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-15425
                 Subject Company:  Allied Riser Communications Corporation

[Logo]						[Logo]

  FOR IMMEDIATE RELEASE

        COGENT COMMUNICATIONS AND ALLIED RISER COMMUNICATIONS
                            TO MERGE

Washington, D.C. (August 29, 2001) - Cogent Communications Group, Inc. and Allied Riser Communications Corporation (NASDAQ:ARCC) today jointly announced that the companies have entered into a definitive agreement for the acquisition of ARC by Cogent. In the transaction, ARC will become a wholly owned subsidiary of Cogent and its in-building networks will be added to Cogent's national backbone and facilities. Holders of ARC common stock will receive shares of Cogent common stock in the merger. ARC's convertible subordinated notes will become convertible into Cogent common stock following completion of the merger.

Cogent, headquartered in Washington, DC, is a privately held high speed Internet service provider providing end-to-end Optical Ethernet connectivity to the Internet for businesses. ARC, headquartered in Dallas, is a provider of data communications services in commercial office buildings across the U.S. and in Canada.

Dave Schaeffer, chief executive officer of Cogent, said, "The acquisition of ARC will allow Cogent to integrate the nation's largest 80 Gigabit per second IP Internet backbone with the premier in-building network serving over 310 million square feet of large multi-tenant office buildings. Cogent will be uniquely capable of providing cost-effective Ethernet Internet access to small and medium size businesses in major metropolitan markets." Jerry Dinsmore, president and chief executive officer of ARC, said, "ARC believes that the combined companies are financially stronger than each company alone and the combination of ARC with Cogent will provide synergies for both companies and is a logical extension of ARC's wholesale strategy."

The transaction is subject to the approval of the stockholders of both companies, the registration of the Cogent shares to be issued in the merger with the SEC, the approval for trading of the Cogent shares on the NASDAQ or a national securities exchange, and other conditions.

Important Information for Investors and Security Holders

Cogent will file a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the merger and ARC expects to mail a Proxy Statement/Prospectus to its stockholders containing additional information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when these documents become available because these documents will contain important information about Cogent, ARC and the proposed transaction. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ARC free of charge by requesting them in writing from ARC, 1700 Pacific Avenue, Suite 400, Dallas, Texas 75201, Attention: Investor Relations, or by telephone at (214) 210-3000.

In addition to the Proxy Statement/Prospectus, ARC files annual, quarterly and special reports, proxy statements and other information with the SEC.
These filings are also available at www.sec.gov.
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ARC and its directors, executive officers and certain members of management and employees, may be deemed participants in the solicitation of proxies from the stockholders of ARC in connection with the merger. Information about the directors and executive officers of ARC, their ownership of ARC's stock is set forth in ARC's Annual Report on Form 10-K for the fiscal year ended
December 31, 2000. Stockholders and investors may obtain additional information regarding the interests of such participants in the merger by reading the Proxy Statement/Prospectus when it becomes available.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

Certain information contained in this release are not historical facts, but are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding ARC's intention to consummate the proposed merger, the proposed benefits of the merger and the likelihood that the merger will be completed. Certain information in this release concerning ARC's business may also be forward-looking, including the future business prospects for ARC. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond ARC's control. Actual results may differ materially from those anticipated in any forward-looking statement as a result of certain risks and uncertainties, including, without limitation, the timely receipt of necessary stockholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; and the fulfillment of all of the closing conditions specified in the transaction documents. For further discussion of important risk factors that may materially affect management's estimates, ARC's results and the forward-looking statements herein, please see the risk factors contained in ARC's SEC filings.

Contacts:
Quen Bredeweg; Chief Financial Officer; ARC; 214/210-3000
Helen Lee; Chief Financial Officer; Cogent; 202/295-4264


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